Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2015

Assets:	
Cash	$6,910,590
Accounts receivable	1,015,583
Prepaid expenses	195,635
Other assets	1,758
Total assets	$8,123,566
Liabilities:	
Accrued expenses	$1,242,229
Accounts payable	129,881
Other liabilities	3,176
Total liabilities	1,375,286
Commitments and contingencies (See Note 3)	
Member Interest:	
Member interest	3,500,000
Retained earnings	3,248,280
Total member interest	6,748,280
Total liabilities and member interest	$8,123,566

The accompanying notes are an integral part of these financial statements.